SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 1-14948

Toyota Motor Corporation
(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,
Aichi Prefecture 471-8571,
Japan
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Materials Contained in this Report:

I.	Executive summary of the Japanese-language Quarterly Securities Report, as filed with the Director of the Kanto Local Finance Bureau on November 12, 2010.

II.
The registrant’s Unaudited Condensed Consolidated Financial Statements for the periods ended September 30, 2010, prepared in accordance with accounting principles generally accepted in the United States, which materially conform to the Consolidated Financial Statements filed with the Japanese-language Quarterly Securities Report referred to above.

III.	English translation of the Japanese-language report on corporate governance publicly disclosed with the Tokyo Stock Exchange on June 29, 2006 by the registrant and amended on November 12, 2010.

IV.	English excerpt translation of a Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on November 19, 2010.

V.
Executive summary of the Japanese-language Semi-Annual Business Report for the registrant’s first half of the 107th period from April 1, 2010 through September 30, 2010, as distributed to the shareholders on November 25, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Naoki Kojima
	Name:	Naoki Kojima
	Title:	General Manager of
Accounting Division

Date:  November 30, 2010